ISSUED ON BEHALF OF RELX PLC AND RELX NV

10 May 2016

PDMR Shareholding

RELX Group announces that it today received notification of the following transactions in the securities of RELX by Ian Fraser and Henry Udow, PDMRs:

RELX Group plc Executive Share Option Scheme (“ESOS”)

Vesting of conditional shares

In connection with the vesting on 9 May 2016 of the conditional share awards granted in May 2013 under ESOS, the table below shows the total numbers of shares which: (1) vested; (2) were sold on the same date to meet personal tax and social security obligations; and (3) were released to the PDMRs named below.

		RELX PLC ordinary			RELX NV ordinary
		shares sold at			shares sold at
		£12.334 per share			€14.875 per share
		to meet personal			to meet personal
		tax and social			tax and social
	RELX PLC ordinary	security	RELX PLC ordinary	RELX NV ordinary	security	RELX NV ordinary
PDMR	shares vested	obligations	shares released	shares vested	obligations	shares released

Ian Fraser	3,546	1,667	1,879	3,792	1,783	2,009

Henry Udow	3,872	1,820	2,052	4,141	1,947	2,194

The closing market price of each security on the day of vesting, was £12.36 per RELX PLC ordinary share and €14.895 per RELX NV ordinary share.

The sale of the RELX PLC shares took place in London and the sale of the RELX NV shares took place in Amsterdam.

- ENDS -

Enquiries

Paul Abrahams (Media)
+44 20 7166 5724

Colin Tennant (Investors)
+44 20 7166 5751